UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2022
Commission File Number: 001-40952
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Babylon Holdings Limited
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2500 Bee Cave Road
Building 1 - Suite 400
Austin, TX 78746
United States
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Interim Financial Information for the Three and Six Months Ended June 30, 2022

    On August 18, 2022, Babylon Holdings Limited issued its unaudited interim financial statements for the three and six months ended June 30, 2022 and management’s discussion and analysis (“MD&A”) for the three and six months ended June 30, 2022. A copy of the unaudited interim financial statements is attached hereto as Exhibit 99.1. A copy of the MD&A is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	Babylon Holdings Limited condensed consolidated financial statements (unaudited) for the three and six months ended June 30, 2022
99.2	Management’s Discussion & Analysis for the three and six months ended June 30, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: August 18, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer